UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

               U.S. Mutual Financial Corporation (NAME OF ISSUER)

          Common Stock, $1.00 par value (TITLE OF CLASS OF SECURITIES)

                                  912 225 208
                                 (CUSIP NUMBER)

                    Stephen Lange Ranzini, 959 Maiden Lane,
                    Ann Arbor, Michigan 48105 (734) 741-5858
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                 March 24, 2004
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1      NAME OF REPORTING PERSON                        LYRE, LLC
       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  /X/
       (See Instructions)                               (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                           00
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           Michigan
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                 2,601,885
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                  -0-
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                          2,601,885
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER
                                                             -0-
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                          2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT               / /
       IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                            40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
        (See Instructions)                                  OO
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                           CCG Partners, LLC

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                         Michigan
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                     0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                 2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                              0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                               2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                            2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                     / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                              40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                     OO


-------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON                          Clifton S. Crockatt

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                              AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                         United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES                                                    150,000
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                 2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                            150,000
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                               2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON                       2,751,885

-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                             42.5%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                               Dennis M. Agresta

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                    12,575
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                 2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                             12,575
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                               2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                            2,614,460
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                              40.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN

1      NAME OF REPORTING PERSON                   Stephen Lange Ranzini
                                                  Individual Retirement Account

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                             AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                         United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                      0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                 2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                               0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                               2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                            2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                     / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                              40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      OO

1      NAME OF REPORTING PERSON                           Stephen Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                              AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                         United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                     0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                 2,754,050
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                               0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                               2,754,050
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                            2,754,050
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                     / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                              42.6%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN

1      NAME OF REPORTING PERSON                           Newco Bancorp Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                              AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                         Canada
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                     0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                 2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                               2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                            2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                              40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      CO

1      NAME OF REPORTING PERSON                           Mildred Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                             AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                         United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                       0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                 2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                               0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                               2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                            2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                           Dr. Angela Ranzini

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                                AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                         United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                       0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                 2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                               2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                            2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                              40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON         Doctors Caulkins, McKibbin and Ranzini,
                                        Inc. Profit Sharing Plan f/b/o Joseph L.
                                        Ranzini

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                             AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                         United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                       0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                 2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                               2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                            2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                     / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                              40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      OO

1      NAME OF REPORTING PERSON                        Dr. Joseph Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                                   AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                         0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                   0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                                40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                          Clare Children's Trust

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                                 AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                            0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                   0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                                  40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON]
       (See Instructions)                                      OO
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                         Catherine Ranzini Clare

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                                  AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                            0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                 0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                                  40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                         Clare Family Trust

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                                AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                         0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                  0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                                  40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      OO
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                         Ranzini Family Trust

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                                 AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                          0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                   0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                                 40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      OO
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                     Mildred Lange Ranzini Trust

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                                AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                          0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                   0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      OO
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                              Paul Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                                 AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                       0
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                   2,601,885
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                 0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                 2,601,885
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                              2,601,885
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               40.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN
-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON                        University Bancorp, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
       (See Instructions)                                      (b)  / /
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                                00
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                           United States
-------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                      152,165
  SHARES
BENEFICIALLY
 OWNED BY        --------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                      0
                 --------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                               152,165
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                    0
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               152,165
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                      / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                                2.4%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      CO
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

          This  Amendment  No.  1  to  Joint  Statement  on  Schedule  13D  (the
     "Statement") is filed in relation to the Common Stock, $1.00 par value ("Common Stock") of U.S. Mutual Financial Corporation, a Michigan corporation (the "Corporation"). The Corporation's principal executive office address is 3220 Coolidge, Berkeley, Michigan 48072.

ITEM 2.  IDENTITY AND BACKGROUND.

          (a) This Statement is jointly filed by:

                * LYRE, LLC ("LYRE"), a Michigan limited liability company that is managed by its members as listed below;
                * CCG Partners, LLC ("CCG"), a Michigan limited liability company that is a member of LYRE, the managing members of which are Clifton S. Crockatt and Dennis Agresta;
                * Clifton S. Crockatt, a managing member of CCG;
                * Dennis M. Agresta, a managing member of CCG;
                * Stephen Lange Ranzini Individual Retirement Account
                ("IRA #1"), a member of LYRE;

                * Stephen Lange Ranzini, a member of LYRE, the trustee and beneficiary of IRA #1, the sole trustee of Clare Family Trust, a co-trustee of each of Ranzini Family Trust and Mildred Lange Ranzini Trust, and the controlling shareholder, President and Chief Executive Officer, and a director of University Bancorp, Inc.;
                * Newco Bancorp Inc. ("Newco"), a member of LYRE;
                * Mildred Lange Ranzini, a member of LYRE;
                * Dr. Angela Ranzini, a member of LYRE and a co-trustee of Mildred Lange Ranzini Trust;
                * Doctors Caulkins, McKibbin, & Ranzini, Inc. Profit Sharing Plan f/b/o Joseph L. Ranzini ("IRA #2"), a member of LYRE;
                * Dr. Joseph Lange Ranzini, the trustee and beneficiary of IRA #2;
                * Clare Children's Trust ("Trust #1"), of which Catherine Ranzini Clare is the sole trustee, a member of LYRE;
                * Catherine Ranzini Clare, the sole trustee of Trust #1;
                * Clare Family Trust ("Trust #2"), of which Stephen Lange Ranzini is the sole trustee, a member of LYRE;
                * Ranzini Family Trust ("Trust #3") of which Stephen Lange Ranzini, Joseph Lange Ranzini, and Paul Lange Ranzini are the co-trustees, a member of LYRE;
                * Mildred Lange Ranzini Trust ("Trust #4"), of which Stephen Lange Ranzini and Dr.Angela Ranzini are the co-trustees, a member of LYRE;
                * Paul Lange Ranzini, a co-trustee of Trust #3; and
                * University Bancorp, Inc. ("University Bancorp").

          (b)-(c) The business address of LYRE is 3220 Coolidge, Berkeley, Michigan 48072. LYRE is a limited liability company organized under the laws of the State of Michigan. LYRE was formed to acquire shares of the Corporation and engages in no active business other than investment of its assets.

          The business address of CCG is 3220 Coolidge, Berkeley, Michigan 48072. CCG is a management consulting and advisory firm and is a Michigan limited liability company.

          The  business  address  of  Clifton  S.  Crockatt  is  3220  Coolidge,
     Berkeley, Michigan 48072. Mr. Crockatt is a management consultant and financial advisor and is a managing member of CCG. Mr. Crockatt also is the President, Chief Executive Officer, Secretary, and a director of the Corporation.

          The business address of Dennis M. Agresta is 3220 Coolidge, Berkeley, Michigan 48072. Mr. Agresta is an accountant, management consultant, and financial advisor and is a managing member of CCG. Mr. Agresta also is the Senior Vice President - Finance and Treasurer of the Corporation.

          The business address of IRA #1 and Stephen Lange Ranzini is 959 Maiden Lane, Ann Arbor, Michigan 48105. Mr. Ranzini is the controlling shareholder, President and Chief Executive Officer, and a director of University Bancorp, Inc. He also is a director of Newco. Mr. Ranzini also is Chairman of the Board of the Corporation. Mr. Ranzini is the son of Mildred Lange Ranzini and the brother of Dr. Angela Ranzini, Dr. Joseph Lange Ranzini, Catherine Ranzini Clare, and Paul Lange Ranzini.

          The business address of Newco Bancorp, Inc. is 40 Holly Street, Suite 202, Toronto, Ontario, M4S 3C3, Canada. Newco is an investment company incorporated in Ontario, Canada and is not otherwise actively involved in business. Newco has granted to Stephen Lange Ranzini an irrevocable Special Power of Attorney to act on behalf of Newco with respect to its investment in the Corporation's Common Stock. See Item 5.

          Mildred Lange Ranzini's residence is at 43 Sweetwater Drive, Belle Mead, New Jersey 08502. Ms. Ranzini is retired and is not actively involved in business other than as an investor. Ms. Ranzini is the mother of Stephen Lange Ranzini, Dr. Angela Ranzini, Dr. Joseph Lange Ranzini, Catherine Ranzini Clare, and Paul Lange Ranzini.

          Dr. Angela Ranzini's residence is at 21 Williamsburg Court, Skillman, New Jersey 08538. Dr. Ranzini is a high-risk pregnancy specialist at St. Peter's Hospital in New Brunswick, New Jersey. Dr. Ranzini is the daughter of Mildred Lange Ranzini and the sister of Stephen Lange Ranzini, Dr. Joseph Lange Ranzini, Catherine Ranzini Clare, and Paul Lange Ranzini.

          The business address of IRA #2 and Dr. Joseph Lange Ranzini is at 70 Medical Center Drive, Suite 308, Fishersville, Virginia 22939. Dr. Ranzini is a surgeon and partner in Drs. Caulkins, McKibbin and Ranzini, Inc. Dr. Ranzini is the son of Mildred Lange Ranzini and the brother of Stephen Lange Ranzini, Dr. Angela Ranzini, Catherine Ranzini Clare, and Paul Lange Ranzini.

          The business address of Trust #1 is at 959 Maiden Lane, Ann Arbor, Michigan 48105. Trust #1, which is domiciled in New Jersey, was formed for the benefit of the children of Catherine Ranzini Clare and engages in no active business other than investment of trust assets.

          Catherine Ranzini Clare's residence is at 25 Charleston Drive, Skillman, New Jersey 08538. Ms. Clare is a research assistant at Radpharm, a drug research firm in Princeton, New Jersey. Ms. Clare is the daughter of Mildred Lange Ranzini and the sister of Stephen Lange Ranzini, Dr. Angela Ranzini, Dr. Joseph Lange Ranzini, and Paul Lange Ranzini.

          The business address of Trust #2 is at 959 Maiden Lane, Ann Arbor, Michigan 48105. Trust #2, which is domiciled in New Jersey, was formed for the benefit of Catherine Ranzini Clare and her children. Trust #2 engages in no active business other than investment of trust assets.

          The business address of Trust #3 is at 959 Maiden Lane, Ann Arbor, Michigan 48105. Trust #3, which is domiciled in Virginia, was formed for the benefit of Stephen Lange Ranzini, Dr. Angela Ranzini, Dr. Joseph Lange Ranzini, Catherine Ranzini Clare, and Paul Lange Ranzini. Trust #3 engages in no active business other than investment of trust assets.

          The business address of Trust #4 is at 959 Maiden Lane, Ann Arbor, Michigan 48105. Trust #4, which is domiciled in New York, was formed for the benefit of Mildred Lange Ranzini. Trust #4 engages in no active business other than investment of trust assets.

         The business address of Paul Lange Ranzini is 8551 Research Way, Suite 180, Madison, Wisconsin 53562. Mr. Ranzini is a musicologist, owns American Institure of Musicology, and is Senior Editor of A-R Editions. AIM and A-R Editions are academic music presses in the Uinted States. Mr. Ranzini is the son of Mildred Lange Ranzini, and the brother of Stephen Lange Ranzini, Dr. Angela Ranzini, Dr. Joseph Lange Ranzini, and Catherine Ranzini Clare.

          The business address of University Bancorp is 959 Maiden Lane, Ann Arbor, Michigan 48105. University Bancorp is a bank holding company incorporated in Delaware. Stephen Lange Ranzini is the controlling shareholder, President and Chief Executive Officer, and a director of University Bancorp.

          (d) During the last five years, none of LYRE, CCG, Clifton S. Crockatt, Dennis M. Agresta, IRA #1, Stephen Lange Ranzini, Newco, Mildred Lange Ranzini, Dr. Angela Ranzini, IRA #2, Dr. Joseph Lange Ranzini, Catherine Ranzini Clare, Trust #1, Trust #2, Trust #3, Trust #4, Paul Lange Ranzini, and University Bancorp has been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

          (e) During the last five years, none of LYRE, CCG, Clifton S. Crockatt, Dennis M. Agresta, IRA #1, Stephen Lange Ranzini, Newco, Mildred Lange Ranzini, Dr. Angela Ranzini, IRA #2, Dr. Joseph Lange Ranzini, Catherine Ranzini Clare, Trust #1, Trust #2, Trust #3, Trust #4, Paul Lange Ranzini, or University Bancorp has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Clifton S. Crockatt, Dennis M. Agresta, Stephen Lange Ranzini, Mildred Lange Ranzini, Dr. Angela Ranzini, Dr. Joseph Lange

     Ranzini,Catherine Ranzini Clare, and Paul Lange Ranzini, are United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On March 24, 2004, the Corporation issued shares of Common Stock to the following Reporting Persons as a portion of the consideration to be paid by the Corporation for such Reporting Persons' respective interests in West Pier Corporation and Michigan BIDCO, Inc.:



                              Number of
                            shares of our
Name                         common stock
Stephen Lange Ranzini          793,152
Clare Family Trust             306,374
Mildred Lange Ranzini          320,107
Mildred Lange Ranzini Trust     46,311
Dr. Joseph Lange Ranzini       155,473
Dr. Angela Ranzini             145,549
Ranzini Family Trust            33,079
University Bancorp, Inc.       152,165
                             ---------
Total                        1,952,210
                             =========

          The shares of common stock and other consideration currently are held in escrow pending the closing of the West Pier and Michigan BIDCO acquisitions. Pursuant to the LYRE, LLC operating agreement, LYRE exercised its right to acquire the shares of Common Stock acquired by its members. As a result, simultaneous with their acquisition of Common Stock in the West Pier and Michigan BIDCO transactions, Stephen Lange Ranzini, Clare Family trust, Mildred Lange Ranzini, Mildred Lange Ranzini Trust, Dr. Joseph Lange Ranzini, Dr. Angela Ranzini, and Ranzini Family Trust contributed the shares issued to them in these transactions to LYRE, LLC in exchange for additional membership interests in LYRE. Pursuant to the terms of the escrow agreement, (1) LYRE has the right to vote the 1,800,045 shares of Common Stock issued in LYRE's name and held in escrow pending completion of the acquisitions and (2) University Bancorp has the right to vote the 152,165 shares of Common Stock issued in University Bancorp's name and held in escrow pending completion of the acquisitions.

          Following these transactions, the members of LYRE and their respective percentage interests are as follows:


                                 Percentage
Name                              Interest
CCG Partners                       15.41%
Stephen Lange Ranzini IRA           4.20%
Stephen Lange Ranzini              30.56%
Newco                               5.76%
Mildred Lange Ranzini              14.73%
Dr. Angela Ranzini                  8.35%
Dr. Joseph Lange Ranzini IRA        6.02%
Clare Children's Trust              0.14%
Clare Family Trust                 11.78%
Ranzini Family Trust                1.27%
Mildred Lange Ranzini Trust         1.78%
                                  -------
Total:                            100.00%
                                  =======

          LYRE now owns 2,601,885 shares of Common Stock of Common Stock and University Bancorp owns 152,165 shares of Common Stock (the "Shares").

ITEM 4.  PURPOSE OF TRANSACTION.

          As described in Item 3, above, certain of the Reporting Person's acquired shares of the Corporation's Common Stock as a portion of the consideration for their respective interests in West Pier Corporation and Michigan BIDCO, Inc.

          Since Stephen Lange Ranzini, the Chairman of the Board of the Corporation, and Clifton S. Crockatt, the President and Chief Executive Officer of the Corporation, already are two of the three members of the Corporation's board of directors (the third member of the board of directors is Richard J. Guziatek), LYRE effectively controls two of the board seats of the Corporation.

          Except as set forth herein, the persons filing this Schedule 13D currently do not plan any proposal that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D. As disclosed in its Form 10-KSB for the year ended December 31, 2003, the Corporation is actively considering various acquisition opportunities and intends to actively pursue investment opportunities. LYRE and University Bancorp may dispose of some or all of the Shares from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Alternately, the Reporting Persons and certain of their affiliates may acquire additional shares of the Corporation's common stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. The Reporting Persons, however, currently do not intend to accumulate shares of the Corporation's common stock in an aggregate amount that would equal or exceed 50% of the Corporation's outstanding common stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) The aggregate number of shares of Common Stock owned by LYRE is 2,601,885, representing in the aggregate 40.2% of the outstanding shares of Common Stock. Of such shares, LYRE has sole voting and dispositive power.

          Each of CCG, IRA #1, Newco, Mildred Lange Ranzini, IRA #2, Trust #1, Trust #2, Trust #3, and Trust #4, as a member of LYRE, may be deemed to beneficially own and to have shared voting and dispositive power over an aggregate of 2,601,885 shares of Common Stock of the Corporation, which shares represent 40.2% of the outstanding Common Stock of the Corporation. Each of CCG, IRA #1, Newco, Mildred Lange Ranzini, IRA #2, Trust #1, Trust #2, Trust #3, and Trust #4 disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent that his, her, or its individual interest in such shares arises from his, her, or its respective interest in LYRE.

          Clifton S. Crockatt is the direct owner of 150,000 shares of the Corporation's Common Stock. Additionally, as a managing member of CCG, he may be deemed to beneficially own and to have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Accordingly, Mr. Crockatt may be deemed to beneficially own in the aggregate 2,751,885 shares of Common Stock, or 42.5% of the Corporation's outstanding Common Stock. Mr. Crockatt disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent that his individual interest in such shares arises from his interest in CCG, as a member of LYRE.

          Dennis M. Agresta is the direct owner of 12,575 shares of the Corporation's Common Stock. Additionally, as a managing member of CCG, he may be deemed to beneficially own and to have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Accordingly, Mr. Agresta may be deemed to beneficially own in the aggregate 2,614,460 shares of Common Stock, or 40.4% of the Corporation's outstanding Common Stock. Mr. Agresta disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent that his individual interest in such shares arises from his interest in CCG, as a member of LYRE.

          Stephen Lange Ranzini is the trustee and beneficiary of IRA #1, which is a member of LYRE, and personally is a member of LYRE. Mr. Ranzini also is the sole trustee of Trust #2 and is a co-trustee of Trust #3 and Trust #4. Mr. Ranzini also holds an irrevocable Special Power of Attorney that gives him the authority to act on behalf of Newco with respect to its investment in the Corporation's Common Stock. Accordingly, Mr. Ranzini has the right to vote Newco's membership interests of LYRE. As a result of all of these direct and indirect relationships, Mr. Ranzini may be deemed to beneficially own and have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Mr. Ranzini also is the controlling shareholder as well as the President and Chief Executive Officer and a director of University Bancorp. As a result, he may be deemed to beneficially own and have shared voting and dispositive power over 152,165 shares of Common Stock owned by University Bancorp. Accordingly, Mr. Ranzini may be deemed to beneficially own an aggregate of 2,754,050 shares of Common Stock, or 42.6% of the Corporation's outstanding Common Stock. Mr. Ranzini disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent, if any, that his individual interest in such shares arises from his role as member of LYRE, as trustee and beneficiary of IRA #1, as trustee of Trust #2, Trust #3, and Trust #4, or as a result of the Special Power of Attorney granted to him by Newco. Mr. Ranzini disclaims beneficial ownership of all shares of Common Stock held by University Bancorp except to the extent that his individual interest in such shares arises from his interest in University Bancorp.

          Dr. Angela Ranzini is a member of LYRE and a co-trustee of Trust #4. As such, she may be deemed to beneficially own and to have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Dr. Ranzini disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent, if any, that her individual interest in such shares arises from her role as a member of LYRE or as trustee of Trust #4.

          Dr. Joseph Lange Ranzini is the trustee and beneficiary of IRA #2, which is a member of LYRE, and is a co-trustee of Trust #3. As such, he may be deemed to beneficially own and have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Dr. Ranzini disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent, if any, that his interest in such shares arises from his role as trustee and beneficiary of IRA #2 or as a co-trustee of Trust #3.

          Catherine Ranzini Clare is the sole trustee of Trust #1. As such, she may be deemed to beneficially own and to have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Ms. Clare disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent, if any, that her individual interest in such shares arises from her role as trustee of Trust #1.

          Paul Lange Ranzini is a co-trustee of the Trust #3. As such, he may be deemed to beneficially own and to have shared voting and dispositive power over 2,601,885 shares of Common Stock owned by LYRE. Mr. Ranzini disclaims beneficial ownership of all shares of Common Stock held by LYRE except to the extent, if any, that his individual interest in such shares arises from his role as trustee of Trust #3.

          University Bancorp owns 152,165 shares of Common Stock, representing 2.4% of the outstanding shares of Common Stock. University Bancorp has sole voting and dispositive power over such shares.

          (c) Except for the pending transactions described in Item 4, none of the reporting persons has engaged in any transactions in shares of Common Stock in the 60 days prior to March 24, 2004 or subsequent to that date.

          (d) Pursuant to the Operating Agreement of LYRE, the members of LYRE who contributed capital to form LYRE are entitled to the return of their capital on a pro rata basis before any profits are distributed to the other members. As a result, CCG will not receive any profit from its ownership of 15.41% of the interests of LYRE until the other members have received the value of their capital contributions to LYRE.

          Catherine Ranzini Clare's three children, Holly Clare, Meghan Clare, and Michael Clare are the one-fourth, one-fourth, and one-half primary beneficiaries, respectively, of Trust #1. Such beneficiaries may therefore indirectly have the right to receive dividends from and the proceeds from the sale of the Shares to the extent, if any, that Trust #1 receives its pro rata portion of such dividends or proceeds from LYRE.

          Catherine Ranzini Clare is the sole beneficiary of Trust #2. She may therefore indirectly have the right to receive dividends from and the proceeds from the sale of the Shares to the extent, if any, that Trust #2 receives its pro rata portion of such dividends or proceeds from LYRE.

          Stephen Lange Ranzini, Paul Lange Ranzini, Dr. Angela Ranzini, Dr. Joseph Lange Ranzini, and Catherine Ranzini Clare are equal 20% beneficiaries of Trust #3. Such beneficiaries may therefore indirectly have the right to receive dividends from and the proceeds from the sale of the Shares to the extent, if any, that Trust #3 receives its pro rata portion of such dividends or proceeds from LYRE.

          Mildred Lange Ranzini is the sole beneficiary of Trust #4. She may therefore indirectly have the right to receive dividends from and the proceeds from the sale of the Shares to the extent, if any, that Trust #4 receives its pro rata portion of such dividends or proceeds from LYRE.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to LYRE's Operating Agreement, the members of LYRE and the affiliates of those members have agreed not to acquire shares of the Corporation's Common Stock or other capital securities without first offering LYRE a right of first refusal to purchase those shares of the Corporation on the same terms and conditions as the members have agreed to purchase those shares. The right of first refusal must be exercised by LYRE within ten days of receiving notice with a closing to occur promptly thereafter.

          Pursuant to LYRE's Operating Agreement, the members of LYRE have agreed to vote all of the Shares held by LYRE in favor of director nominees designated by CCG, on the one hand, and the members of LYRE other than CCG (the "SR Group"), on the other hand. Under this agreement, CCG and the SR Group will have the right, as between those groups, to designate an equal number of director nominees of the Corporation. As a result of this agreement, Clifton S. Crockatt currently serves as CCG's nominee to the Corporation's Board of Directors and Stephen Lange Ranzini currently serves as the SR Group's nominee to the Corporation's Board of Directors. This agreement, however, is not binding upon the Corporation or its Board of Directors and LYRE will be able to designate persons to serve on the Corporation's Board of Directors only for so long as LYRE's designees to the board are able to exert influence over the nomination process.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A Joint filing agreement of the signatories to this Statement.

          Exhibit B Power of Attorney

SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  April 22, 2004     LYRE, LLC

                           By:  CCG Partners, LLC
                           Its: Managing Member

                           By: /s/Clifton S. Crockatt
                               ------------------------------------
                               Clifton S. Crockatt, Managing Member

Dated:  April 22, 2004      CCG Partners, LLC

                           By: /s/ Clifton S. Crockatt
                               -------------------------------------
                               Clifton S. Crockatt, Managing Member


Dated:  April 22, 2004     /s/ Clifton S. Crockatt
                           -----------------------------------------
                           Clifton S. Crockatt

Dated:  April 22, 2004     /s/ Dennis M. Agresta
                           -----------------------------------------
                           Dennis M. Agresta

Dated:  April 22, 2004     Stephen Lange Ranzini Individual
                           Retirement Account
                           /s/ Stephen Lange Ranzini
                           -----------------------------------------
                           Its:  Trustee

Dated:  April 22, 2004     /s/ Stephen Lange Ranzini
                           -----------------------------------------
                           Stephen Lange Ranzini

Dated:  April 22, 2004     Newco Bancorp Inc.

                           By: *
                               -------------------------------------

Dated:  April 22, 2004     By: *
                           -----------------------------------------
                           Mildred Lange Ranzini

Dated:  April 22, 2004     By: *
                           -----------------------------------------
                           Dr. Angela Ranzini

Dated:  April 22, 2004     Doctors Caulkins, McKibbin & Ranzini,
                           Inc. Profit Sharing Plan f/b/o Joseph L. Ranzini
                           By: *
                           -----------------------------------------

Dated:  April 22, 2004     By: *
                           -----------------------------------------
                           Dr. Joseph Lange Ranzini

Dated:  April 22, 2004     Clare Children's Trust

                           By: *
                           -------------------------------------
                           Catherine Ranzini Clare, Trustee

Dated:  April 22, 2004     By: *
                           -----------------------------------------
                           Catherine Ranzini Clare

Dated:  April 22, 2004     Clare Family Trust

                           By:  /s/ Stephen Lange Ranzini
                           -----------------------------------------
                           Trustee

Dated:  April 22, 2004     Ranzini Family Trust

                           By:  /s/ Stephen Lange Ranzini
                           -----------------------------------------
                           Trustee

Dated:  April 22, 2004     Mildred Lange Ranzini Trust

                           By:  /s/ Stephen Lange Ranzini
                           -----------------------------------------
                           Trustee

Dated:  April 22, 2004     *

                           -----------------------------------------
                           Paul Lange Ranzini


Dated:  April 22, 2004     University Bancorp, Inc.

                           By:  /s/ Stephen Lange Ranzini
                           -----------------------------------------
                           President and Chief Executive Officer


* By: /s/ Stephen Lange Ranzini, attorney-in-fact

Exhibit Index


Exhibit A Joint filing agreement of the signatories to this Statement.

Exhibit B         Power of Attorney

                                                                EXHIBIT A

                             JOINT FILING AGREEMENT

         Each of the undersigned agrees that the Statement on Schedule 13D filed herewith (and any amendments thereto) relating to shares of Common Stock of U.S. Mutual Financial Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Dated as of April 22, 2004

                           LYRE, LLC

                           By:  CCG Partners, LLC
                           Its: Managing Member

                           By: /s/Clifton S. Crockatt
                               -----------------------------------------
                               Clifton S. Crockatt, Managing Member

                               CCG Partners, LLC

                           By: /s/ Clifton S. Crockatt
                               -------------------------------------
                               Clifton S. Crockatt, Managing Member

                               /s/ Clifton S. Crockatt
                              -----------------------------------------
                              Clifton S. Crockatt

                              /s/ Dennis M. Agresta
                             -----------------------------------------
                             Dennis M. Agresta

                             Stephen Lange Ranzini Individual
                             Retirement Account

                             By: /s/ Stephen Lange Ranzini
                             ------------------------------------
                             Its: Trustee

                             /s/ Stephen Lange Ranzini
                             -----------------------------------------
                             Stephen Lange Ranzini

                             Newco Bancorp Inc.

                             By: *
                             -------------------------------------
                             Maxwell L. Rotstein, President

                             By: *
                             -----------------------------------------
                             Mildred Lange Ranzini

                             By: *
                             -----------------------------------------
                             Dr. Angela Ranzini

                             Doctors Caulkins, McKibbin & Ranzini,
                             Inc. Profit Sharing Plan f/b/o Dr. Joseph L.
                             Ranzini

                             By: *
                             -------------------------------------
                             Its: Trustee

                             By: *
                             -----------------------------------------
                             Dr. Joseph Lange Ranzini

                             Clare Children's Trust

                             By: *
                             -------------------------------------
                             Catherine Ranzini Clare, Trustee

                             Catherine Ranzini Clare

                             By: *
                             -----------------------------------------
                             Catherine Ranzini Clare

                             Clare Family Trust

                             By:  /s/ Stephen Lange Ranzini
                             -----------------------------------------
                             Trustee

                             Ranzini Family Trust

                             By:  /s/ Stephen Lange Ranzini
                             -----------------------------------------
                             Trustee

                             Mildred Lange Ranzini Trust

                             By:  /s/ Stephen Lange Ranzini
                             -----------------------------------------
                             Trustee

                             By: *
                             -------------------------------------
                             Paul Lange Ranzini

                             University Bancorp, Inc.

                             By:  /s/ Stephen Lange Ranzini
                             -----------------------------------------
                             President and Chief Executive Officer


                      * By: /s/ Stephen Lange Ranzini, attorney-in-fact

                                                                Exhibit B
                               Power of Attorney

         The undersigned (the "Reporting Person") hereby constitutes and appoints Stephen Lange Ranzini or such other person or entity as is designated in writing by Stephen Lange Ranzini as the Reporting Person's true and lawful attorney-in-fact to:

          (1) prepare, execute, and timely file for and on behalf of the Reporting Person individually, or jointly together with any other persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4, and Form 5), and any amendment or amendments thereto, that the Reporting Person may be required to file with the Securities and Exchange Commission and any securities exchange or trading market pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the "Securities Act") and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the "Exchange Act") (collectively, the "Reports") with respect to the Reporting Person's ownership of, or transactions in, securities of any entity whose securities are (or that may be deemed to be) beneficially owned (directly or indirectly) by the Reporting Person (collectively, the "Companies") as a result of the Reporting Person's ownership of or control of membership interests in LYRE, LLC ("LYRE"); and


          (2) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the Reporting Person, it being understood that the documents executed by such attorney-in-fact on behalf of the Reporting Person pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

            The Reporting Person hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Reporting Person might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

           The authority of the attorney-in-fact or such attorney-in-fact's substitute or substitutes under this Power of Attorney with respect to the Reporting Person shall continue until the Reporting Person is no longer required to file any Reports with respect to the Reporting Person's ownership of, or transactions in, the securities of any of the Companies as a result of the Reporting Person's ownership of or control of membership interests in LYRE, unless earlier revoked in writing by the Reporting Person.

           The Reporting Person acknowledges that neither the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, nor any of the Companies assumes (i) any of the Reporting Person's responsibilities to comply with the Securities Act or the Exchange Act; (ii) any liability of the Reporting Person for any failure to comply with such requirements; or (iii) any obligation or liability of the Reporting Person for profit disgorgement under Section 16(b) of the Exchange Act or for any other liabilities under the Securities Act or Exchange Act. The Reporting Person also acknowledges that this Power of Attorney does not relieve the Reporting Person from responsibility for compliance with the Reporting Person's obligations under the Securities Act or the Exchange Act including, without limitation, the reporting requirements of Section 13 and Section 16 of the Exchange Act.

           IN WITNESS WHEREOF, the Reporting Person has caused this Power of Attorney to be executed as of the date set forth beside the Reporting Person's name.

April 30, 2004             By:  /s/ Paul Lange Ranzini
                           Paul Lange Ranzini